UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Enel Generación Chile S.A.

(Name of Subject Company)

Enel Generación Chile S.A.

Giuseppe Conti

Francesco Giorgianni

Jorge Atton P.

Fabrizio Barderi

Enrique Cibié B.

Mauro Di Carlo

Umberto Magrini

Luca Noviello

Julio Pellegrini V.

(Name of Person Filing Statement)

American Depository Shares (ADS) each representing

30 shares of Common Stock, no par value

(Title of Class of Securities)

29244T101

(CUSIP Number of Class of Securities)

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Raúl Arteaga E.

Enel Generación Chile S.A.

Santa Rosa 76

Santiago, Chile

+ (562) 2630-9000

(Name, Address and Telephone Number(s) of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Ignacio Quiñones S.

Enel Generación Chile S.A

Santa Rosa 76

Santiago, Chile

+ (562) 2630-9050

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 1 to the Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 26, 2018 (the “Schedule 14D-9”) by Enel Generación Chile S.A. (“Enel Generación”) and the individual directors of Enel Generación relating to the Offers (as defined in the Schedule 14D-9).

This Amendment adds as an exhibit to the Schedule 14D-9 the English translation of the supplemental statement (the “Supplement”) to the individual statement of Giuseppe Conti, Chairman of the Board of Directors of Enel Generación, required under Chilean law and filed as an exhibit to the Schedule 14D-9. The Supplement was delivered by Mr. Conti in accordance with instructions from the Comisión para el Mercado Financiero (the Chilean Financial Market Commission, formerly known as the Superintendencia de Valores y Seguros) in order to clarify a statement in his original individual statement.

This Amendment amends and supplements only the items of the Schedule 14D-9 that are being amended and supplemented hereby, and unaffected items and exhibits in the Schedule 14D-9 are not included herein. This Amendment should be read in conjunction with the Schedule 14D-9 and the related exhibits included therein, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used herein but not otherwise defined have the meanings set forth in the Schedule 14D-9.

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

(a)(10)	English translation of the supplemental statement to the individual statement of Giuseppe Conti delivered pursuant to Chilean law.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 5, 2018
Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga
Name: Raúl Arteaga
Title: Chief Financial Officer

*
Giuseppe Conti

*
Francesco Giorgianni

*
Jorge Atton P.

*
Fabrizio Barderi

*
Enrique Cibié B.

*
Mauro Di Carlo

*
Umberto Magrini

*
Luca Noviello

*
Julio Pellegrini V.

* By:	/s/ Raúl Arteaga
Name: Raúl Arteaga
Title: Attorney-in-Fact**

** By authority of the power of attorney filed as Exhibit 99.1 hereto.